CLECO CORPORATE HOLDINGS LLC	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
	SUCCESSOR		PREDECESSOR
(THOUSANDS, EXCEPT RATIOS)	FOR THE YEAR ENDED DEC. 31, 2017	APR. 13, 2016 - DEC. 31, 2016	JAN. 1, 2016 - APR. 12, 2016	FOR THE YEAR ENDED DEC. 31, 2015		FOR THE YEAR ENDED DEC. 31, 2014		FOR THE YEAR ENDED DEC. 31, 2013
Net income (loss)	$138,080	$(24,113)	$(3,960)	$133,669		$154,739		$160,685
Income tax expense (benefit)	7,079	(22,822)	3,468	77,704		67,116		79,575
Undistributed equity loss from investees	—	—	—	7		—		—
Amortization of capitalized interest	—	—	—	—		77		308
Total fixed charges (from below)	126,303	91,338	22,547	79,795		76,163		86,680
Total earnings	$271,462	$44,403	$22,055	$291,175		$298,095		$327,248
Fixed charges
Interest	$118,775	$87,315	$21,491	$75,535		$71,959		$81,173
Amortization of debt expense, premium, net	6,425	3,537	839	3,342		3,227		4,397
Portion of rentals representative of an interest factor**	1,062	362	146	572		489		488
Interest of capitalized lease	41	124	71	346		488		622
Total fixed charges	$126,303	$91,338	$22,547	$79,795		$76,163		$86,680
Ratio of earnings to fixed charges	2.15	*	*	3.65	x	3.91	x	3.78	x

*
Earnings were inadequate to cover fixed charges. The earnings did not cover the fixed charges by $46.9 million and $0.5 million for the successor period April 13, 2016, through December 31, 2016, and the predecessor period January 1, 2016, through April 12, 2016, respectively.

**The interest portion of rental expenses, that cannot be imputed, is estimated to equal 11% of such expenses, and the imputed interest portion of rental expenses is calculated between 3.62% and 6.08% of such expenses, which are considered reasonable approximations of the interest factors.